
07002507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NASDAQ Options Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway 51st Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Manny Alicandro 212-401-8982
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
202
SECTION

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __A. Manny Alicandro, and I, Christopher Concannon______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of __________Nasdaq Options Services, LLC and subsidiary (the "Company")________________________________, as of _December 31____________________________, 2006_______, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, and that the statement of financial condition of the Company is made available to all of the Company's members and allied members of the New York Stock Exchange, Inc, except as follows:

____

____

____

Signature

Chief Compliance Officer

Title

Signature

President

Title

Notary Public

KELLI J. BUFORD
Notary Public - State of New York
No. 01-BU6094380
Qualified in Westchester County
My Commission Expires on June 16, 2007

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Registered Public Accounting Firm's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

NASDAQ Options Services, LLC

(Formerly Island Execution Services, LLC)

December 31, 2006
With Report of Independent Registered Public Accounting Firm

NASDAQ Options Services, LLC

Statement of Financial Condition

December 31, 2006

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of NASDAQ Options Services, LLC

We have audited the accompanying statement of financial condition of NASDAQ Options Services, LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of NASDAQ Options Services, LLC at December 31, 2006, in conformity with U.S. generally accepted accounting principles.



February 28, 2007

NASDAQ Options Services, LLC

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	1,740,170
Accounts receivable		325
Receivable from affiliates		996
Total assets	$	1,741,491
Liabilities and member's equity		
Taxes payable	$	35,992
Payables to affiliates		5,919
Member's equity		1,699,580
Total liabilities and member's equity	$	1,741,491

See accompanying notes to the financial statement.

NASDAQ Options Services, LLC

Notes to Financial Statement

1. Nature of Business

NASDAQ Options Services, LLC, or the Company is a wholly-owned subsidiary of The Nasdaq Stock Market, Inc., or Nasdaq. On October 25, 2006, Nasdaq changed the name of this entity to NASDAQ Options Services, LLC from Island Execution Services, LLC. The Company was acquired by The Nasdaq Stock Market, Inc., or Nasdaq, on December 8, 2005 when Nasdaq completed its acquisition of Instinet, or the Acquisition. Due to the limited operations of the Company, no goodwill or intangible assets were recorded by the Company in connection with the Acquisition. The Company is a registered introducing broker-dealer with the Securities and Exchange Commission, or SEC, National Association of Securities Dealers, Inc., or NASD, and the National Stock Exchange. The clearing broker for the Company is Penson Financial Services, Inc, or Penson.

The Company did not process any trades during the year ended December 31, 2006. In 2007, the Company plans to begin routing options orders for its subscribers. The Company will offer the trading of options electronically with the ability to make specific smart routing choices and to specify a route to a preferred exchange, including the American Stock Exchange, Boston Stock Exchange, International Securities Exchange, Pacific Stock Exchange, Philadelphia Stock Exchange and the Chicago Board Options Exchange.

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents and Cash Flows

The Company considers all highly liquid investments with original maturities of three months or less at acquisition to be cash equivalents. At December 31, 2006, cash equivalents consisted of $1,740,170 of investments in money market mutual funds held at major U.S. financial institutions. Cash expended for income taxes and interest was zero for the year ended December 31, 2006.

3. Commitments and Contingent Liabilities

Brokerage Activities - In accordance with Financial Accounting Standards Board Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," the Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

General Litigation and Regulatory Matters – The Company is subject to periodic regulatory audits, inspections and investigations.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

The SEC and NASD adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, Self Regulatory Organizations, or SROs, and state securities commissions may conduct administrative proceedings which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial

3. Commitments and Contingent Liabilities (continued)

responsibility rules. NASD is NASDAQ Options Services' current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences and changing NASDAQ Options Services' DEA may entail additional regulatory costs.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by Nasdaq. For tax purposes, the Company is disregarded as an entity separate from its owner, Nasdaq, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company records taxes on a separate company basis as if it were a division of Nasdaq. Nasdaq, or its affiliates paid the Company's taxes for 2006 and taxes payable represents amount owed to Nasdaq or its affiliates.

5. Fair Value of Financial Instruments

The majority of our assets and liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include cash and cash equivalents, accounts receivable, receivable from affiliates, taxes payable and payables to affiliates. The carrying amounts reported in the statement of financial condition for the above financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

6. Related Party Transactions

Certain expenses of the Company are settled on the Company's behalf by Nasdaq and its other subsidiaries. These expenses are then allocated to the Company through intercompany charges, resulting in amounts due to or from affiliates.

The Company made a non-cash distribution of an accounts receivable balance to Nasdaq. This amount was subsequently collected by Nasdaq.

Nasdaq or its affiliates has paid an audit fee of $45,000 on behalf of the Company for the year ended December 31, 2006.

7. Net Capital Requirements and Member's Equity

NASDAQ Options Services is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule, or Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2006, the Company had net capital of $1,664,447, which was $1,414,447 in excess of its required net capital of $250,000. Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

The Company claims exemption from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii). All transactions are cleared through another broker-dealer, Penson, on a fully disclosed basis. For a discussion of the dividend of the account receivable to Nasdaq, see Note 6, "Related Party Transactions."

END